FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 17, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Signet Group plc

2) Name of director

Terry Burman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted on 11 November 2002 under Signet Group plc Employee Stock Savings Plan

7) Number of shares/amount of
stock acquired

8,690

8) Percentage of issued class

0.0005%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

0.5p ordinary shares

12) Price per share

Exercise price = $11.04 per ADR (1 ADR = 10 shares)
(At the time of grant the price was £33.11 per ADR and the share ratio was 1 ADR = 30 shares)

13) Date of transaction

17.01.04

14) Date company informed

17.01.04

15) Total holding following this notification

710,601

16) Total percentage holding of issued class following this notification

0.04%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

08.11.04

18) Period during which or date on which exercisable

Normally between 24 and 27 months of scheme grant date.

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

195 American Depositary Receipts ("ADRs")

1 ADR = 10 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Exercise price of option over ADR = $16.40

22) Total number of shares or debentures over which options held following this notification

9,021,780 0.5p ordinary shares

23) Any additional information

Options granted under Signet Group plc Employee Stock Savings Plan

24) Name of contact and telephone number for queries

Anne Keates 0870 9090 301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification......17 January 2005........

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

Walker Boyd

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted on 9 November 2001 under Signet Group plc Sharesave Scheme

7) Number of shares/amount of
stock acquired

19,000 as a result of exercise of options held under Signet Group plc Sharesave Scheme

8) Percentage of issued class

0.001%

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p Ordinary Shares

12) Price per share

Exercise price = 50p

13) Date of transaction

17 January 2005

14) Date company informed

17 January 2005

15) Total holding following this notification

452,495

16) Total percentage holding of issued class following this notification

0.026%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

8 November 2004

18) Period during which or date on which exercisable

36 - 42 months following commencement of contract savings period being 1 January 2005

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

10,985 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

86.25p

22) Total number of shares or debentures over which options held following this notification

2,520,243

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....17 January 2005...........

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Signet Group plc

2) Name of director

James McAdam

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director in 2) above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

-

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted on 9 November 2001 under Signet Group plc Sharesave Scheme

7) Number of shares/amount of
stock acquired

19,000 as a result of exercise of options held under Signet Group plc Sharesave Scheme

8) Percentage of issued class

0.001%

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

0.5p Ordinary Shares

12) Price per share

Exercise price = 50p

13) Date of transaction

17 January 2005

14) Date company informed

17 January 2005

15) Total holding following this notification

261,088

16) Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

8 November 2004

18) Period during which or date on which exercisable

36 - 42 months following commencement of contract savings period being 1 January 2005

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

10,985 0.5p ordinary shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

86.25p

22) Total number of shares or debentures over which options held following this notification

880,332

23) Any additional information

-

24) Name of contact and telephone number for queries

Anne Keates 0870 9090301

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....17 January 2005...........

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 17, 2005